WESTERN RESERVE BANCORP, INC.


WESTERN RESERVE BANK

ANNUAL REPORT
DECEMBER 31, 2002

WESTERN RESERVE BANCORP, INC.
Medina, Ohio

ANNUAL REPORT
December 31, 2002

CONTENTS

Cover photograph courtesy of Bill Eggers, The Printery Edition, Medina, Ohio.

Dear Fellow Shareholder:

Our bank enjoyed a successful 2002 that greatly surpassed our expectations. We did not suffer the calamities that our economy, Wall Street and many banks did. Our growth in assets (size) and pre-tax earnings was significant. During this period we expanded the lending group and broadened our outreach to the Camelot Place Retirement Center. In addition, we finished the design of our web site (www.westernreservebank.com) and our Internet business banking product. What we *didn't do* was suffer big loan losses. In fact, our net loan losses for 2002 were less than $10,000. Although we can't promise these results forever, we hope to continue to have our cake (aggressive loan growth) and eat it too (small loan losses reflecting a conservative underwriting approach).

We must note that our growth did slow down during the second half of 2002. We began to encounter approaches by some competitor banks that reflected their apparent decision to grow at any cost. We will not match those tactics (which are ongoing) since we consider them short sighted.

Let us address some current issues:

LAST YEAR IN THE ANNUAL REPORT YOU STATED THAT YOU DID NOT EXPECT A QUANTUM LEAP IN PROFITABILITY AND YET THAT'S WHAT HAPPENED. HOW ABOUT 2003? We again have planned a modest profit improvement and we hope that we have erred on the conservative side.

HOW WILL YOU HANDLE ACCOUNTING FOR STOCK OPTIONS? First, let us point out that any time that we have granted stock options, they have been issued at or above market price. Second, we have always disclosed the projected expense per current accounting rules (using the Black-Scholes model) in the financial portion of the annual report. You will find that information this year as part of Note #1 under the heading Stock Compensation. We did not issue stock options in 2002.

If the accounting rules change, we will obviously follow them. However, we believe that the highly publicized announcements by some companies that they would begin expensing stock options in the aftermath of Enron, *et al.*, was more related to public relations than accounting.

DO YOU HAVE AN ETHICS POLICY PER THE SARBANES-OXLEY ACT? We have always had a Conflict of Interest Policy (Code of Conduct) and we are evaluating whether or not it needs to be revised to comply with Sarbanes-Oxley. An ethics policy wouldn't have slowed down the characters at Enron, WorldCom, Tyco or Adelphia at all. The integrity of an organization is established and confirmed more by the actions of top management and the Board than by a policy.

DO YOU HAVE A "FINANCIAL EXPERT" ON YOUR BOARD AUDIT COMMITTEE? Under the initial SEC proposal, even Alan Greenspan wouldn't have qualified (which reduced his allure as a future WRB director in our eyes). However, under newly issued SEC rules we believe that we have audit committee members who are qualified.

Also, as we mentioned last year, answering to the Board Audit Committee is an accounting firm (Crowe, Chizek and Company) that has the expertise of auditing the dominant share of our nation's community banks. In addition, another outside firm (Weldon Jordan & Associates) does our internal audit quarterly and reports directly to the Board Audit Committee.

Again, there are many facets of Sarbanes-Oxley, but the safety of your investment here as well as every other business investment that you make is really protected by the ethics of the management team and Board.

ARE YOU GOING TO ISSUE MORE STOCK? Not right now. However, asset growth will demand an injection of bank equity in the not too distant future.

We are investigating three options: common stock, trust preferred securities and a bank line of credit to our holding company. If we choose the latter, Western Reserve Bancorp would inject funds into the bank as equity. That would allow us to enhance our success story before going to the market with another equity offering. By not issuing common stock right away, we would be able to grow the bank and not dilute your present stock position.

If, however, you have an interest in purchasing more stock, Robert W. Baird and Company in Akron can facilitate trades in our stock. During 2002 Baird handled three trades, the most recent at $26 per share. Please contact us if you want them to keep you in mind.

CONSIDERING THE HIGH PROFILE INSIDER TRADING CASES, CAN YOU ASSURE US THAT IT WON'T HAPPEN HERE? Western Reserve Bancorp has an Insider Trading Policy that prohibits any insider from buying or selling stock during periods when there is information that has not yet been made public.

We believe that you have a Board and management team capable of further enhancing your investment. Many of the subjects mentioned here are complex and controversial and the above discussion barely scratches the surface.

We look forward to seeing you at the Annual Meeting and discussing any issue relevant to our company.

Sincerely,

Edward J. McKeon
President & CEO

P.M. Jones
Chairman of the Board

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. as of December 31, 2002 and 2001, and results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
February 14, 2003

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from financial institutions	$ 1,762,735	$ 1,623,993
Federal funds sold	2,164,000	519,000
Cash and cash equivalents	3,926,735	2,142,993
Securities available for sale	2,864,855	3,025,689
Loans held for sale	237,141	1,248,880
Loans	74,649,961	55,218,028
Allowance for loan losses	(1,042,309)	(754,679)
Loans, net	73,607,652	54,463,349
Federal Reserve Bank stock	171,100	165,600
Federal Home Loan Bank stock	187,900	96,300
Premises and equipment, net	734,157	655,359
Accrued interest receivable and other assets	646,848	656,679
	$ 82,376,388	$ 62,454,849
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 8,875,323	$ 7,909,219
Interest-bearing	62,005,088	45,192,917
Total deposits	70,880,411	53,102,136
Short-term borrowings	59,965	132,631
Federal Home Loan Bank advances	3,200,000	1,700,000
Accrued interest payable and other liabilities	230,512	102,441
Total liabilities	74,370,888	55,037,208
Shareholders' equity		
Common stock, no par value, $1 stated value 750,000 shares authorized, 388,052 shares issued and outstanding at December 31, 2002 and 2001	388,052	388,052
Additional paid-in capital	7,557,845	7,557,845
Retained earnings (accumulated deficit)	31,111	(543,187)
Accumulated other comprehensive income	28,492	14,931
Total shareholders' equity	8,005,500	7,417,641
	$ 82,376,388	$ 62,454,849

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2002 and 2001

	2002	2001
Interest income		
Loans, including fees	$ 4,410,699	$ 3,792,290
Securities	157,885	221,487
Federal funds sold and other short-term funds	60,843	189,255
	4,629,427	4,203,032
Interest expense		
Deposits	1,352,930	1,806,876
Federal Home Loan Bank advances and other debt	116,587	6,468
	1,469,517	1,813,344
Net interest income	3,159,910	2,389,688
Provision for loan losses	297,004	337,181
Net interest income after provision for loan losses	2,862,906	2,052,507
Noninterest income		
Service charges on deposit accounts	86,707	74,428
Net gains on sales of mortgage loans	99,775	92,067
Other	60,068	50,041
	246,550	216,536
Noninterest expense		
Salaries and employee benefits	1,209,286	906,020
Premises and equipment	350,013	294,432
Data processing	193,344	166,742
Professional fees	104,027	86,952
Taxes other than income and payroll	74,182	66,177
Supplies, printing and postage	56,566	57,676
Other	247,059	272,665
	2,234,477	1,850,664
Income before income taxes	874,979	418,379
Income tax expense (benefit)	300,681	(273,754)
Net income	$ 574,298	$ 692,133
Earnings per share:		
Basic	$ 1.48	$ 1.78
Diluted	$ 1.45	$ 1.75

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2001	$ 388,052	$ 7,557,845	$ (1,235,320)	$ (20,587)	$ 6,689,990
Comprehensive income:					
Net income			692,133		692,133
Change in unrealized net gain (loss) on securities available for sale, net of tax				35,518	35,518
Total comprehensive income					727,651
Balance, December 31, 2001	388,052	7,557,845	(543,187)	14,931	7,417,641
Comprehensive income:					
Net income			574,298		574,298
Change in unrealized net gain (loss) on securities available for sale, net of tax				13,561	13,561
Total comprehensive income					587,859
Balance, December 31, 2002	$ 388,052	$ 7,557,845	$ 31,111	$ 28,492	$ 8,005,500

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

		2002		2001
Cash flows from operating activities				
Net income	$	574,298	$	692,133
Adjustments to reconcile net income to net cash from operating activities				
Provision for loan losses		297,004		337,181
Depreciation		123,959		105,877
Net amortization of securities		21,262		11,699
Loans originated for sale		(10,286,142)		(13,525,775)
Proceeds from sales of loan originations		11,397,656		12,568,961
Gains on sales of loans		(99,775)		(92,067)
Federal Home Loan Bank stock dividends		(6,400)		(6,100)
Net change in:				
Interest receivable		(69,292)		25,602
Interest payable		29,306		(5,882)
Other assets		79,123		(379,096)
Other liabilities		98,765		32,135
Net cash from operating activities		2,159,764		(235,332)
Cash flows from investing activities				
Available for sale securities:				
Purchases		(1,023,397)		(4,093,115)
Maturities, prepayments and calls		1,176,530		7,077,102
Purchase of Federal Reserve Bank stock		(5,500)		(21,400)
Purchase of Federal Home Loan Bank stock		(85,200)		--
Net increase in loans		(19,441,307)		(16,739,019)
Purchases of premises and equipment		(202,757)		(37,213)
Net cash from investing activities		(19,581,631)		(13,813,645)
Cash flows from financing activities				
Net increase in deposits		17,778,275		11,178,374
Net change in short-term borrowings		(72,666)		(66,532)
Proceeds from Federal Home Loan Bank advances		1,500,000		1,700,000
Net cash from financing activities		19,205,609		12,811,842
Change in cash and cash equivalents		1,783,742		(1,237,135)
Cash and cash equivalents at beginning of period		2,142,993		3,380,128
Cash and cash equivalents at end of period	$	3,926,735	$	2,142,993
Supplemental cash flow information:				
Interest paid	$	1,440,211	$	1,819,226
Income taxes paid		260,000		--

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank ("the Bank"), together referred to as "the Company." Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with one full-service location in Medina, Ohio and two satellite offices in retirement communities in Medina, engaged in the single industry of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina County, Ohio. Services offered include commercial, real estate, home equity, consumer and credit card loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. The allowance for loan losses, the fair value of securities, the fair values of financial instruments and the realization of deferred tax assets are particularly subject to change.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income. All of the Company's securities are classified as available for sale. Other securities such as Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization and accretion of purchase premiums and discounts. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: Western Reserve Bank grants loans primarily to customers in Medina and contiguous counties. At December 31, 2002, the composition of the loan portfolio is approximately 55.4% commercial real estate loans, 30.6% other commercial loans, 10.0% home equity loans, 1.7% residential mortgage and construction loans and 2.3% consumer and credit card loans. At December 31, 2002, approximately 2.6% of the Bank's total loan portfolio was unsecured.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis.

Interest income on loans is recognized over the loan term based on principal balances outstanding. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers' situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to twenty years. Maintenance and repairs are charged to expense as incurred.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets would be recorded at fair value.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock Based Compensation*.

	2002	2001
Net income as reported	$ 574,298	$ 692,133
Deduct: stock based compensation expense determined under fair value based method	(127,297)	(83,606)
Pro forma net income	$ 447,001	$ 608,527
Basic earnings per share as reported	$1.48	$1.78
Pro forma basic earnings per share	$1.15	$ 1.57
Diluted earnings per share as reported	$ 1.45	$ 1.75
Pro forma diluted earnings per share	$1.12	$1.54

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

	2001
Risk-free interest rate	4.89%
Expected option life (years)	7
Expected stock price volatility	11.03%
Dividend yield	0.00%

No options were granted during 2002.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire primarily in 2018 and 2019. Due to net operating losses from inception through 1999, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 2000. In 2001, the valuation allowance was reversed based upon the Company's determination that the benefit of the deferred tax assets is likely to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when funded.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $245,000 and $77,000 was required to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2002 was approximately $285,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - ORGANIZATION

Western Reserve Bancorp, Inc. was incorporated under the laws of the State of Ohio on February 27, 1997. The Company initially sold 320,267 shares of common stock at a price of $20 per share resulting in proceeds, net of offering costs, of approximately $6,368,000. A substantial portion of the proceeds of the offering were used by the Company to provide the initial capitalization of the Bank which occurred in November 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock resulting in proceeds, net of offering costs, of approximately $1,577,000.

NOTE 3 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2002			
U.S. agencies	$ 2,061,251	$ 43,216	$ --
Mortgage-backed	803,604	2,454	(2,500)
	$ 2,864,855	$ 45,670	$ (2,500)
2001			
U.S. agencies	$ 1,518,643	$ 16,569	$ --
Mortgage-backed	1,507,046	9,245	(3,192)
	$ 3,025,689	$ 25,814	$ (3,192)

The fair values of debt securities at year-end 2002 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Due in one year or less	$ --
Due from one to five years	2,061,251
Due from five to ten years	--
Mortgage-backed	803,604
	$ 2,864,855

NOTE 3 - SECURITIES (continued)

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

No securities were sold during 2002 or 2001. At December 31, 2002, securities with an approximate fair value of $2,603,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

NOTE 4 - LOANS

Loans at year-end were as follows:

	2002	2001
Commercial business	$ 22,844,715	$ 18,392,464
Commercial real estate	38,906,291	24,696,101
Commercial construction	2,418,218	1,970,401
Home equity	7,482,574	5,723,908
Residential mortgage and construction	1,264,597	1,635,610
Consumer installment	1,505,334	2,576,416
Credit card and other	228,232	223,128
	$ 74,649,961	$ 55,218,028

Activity in the allowance for loan losses was as follows:

	2002	2001
Beginning balance	$ 754,679	$ 514,109
Provision for loan losses	297,004	337,181
Loans charged off	(68,802)	(212,750)
Recoveries	59,428	116,139
Ending balance	$ 1,042,309	$ 754,679

At December 31, 2002 and 2001, there were $340,776 and $408,531 loans in nonaccrual status. There were no other loans more than 90 days past due.

NOTE 4 - LOANS (continued)

Impaired loans were as follows:

	2002	2001
Year-end loans with no allocated allowance for loan losses	$ 80,000	$ --
Year-end loans with allocated allowance for loan losses	308,851	223,718
	$ 388,851	$ 223,718
Amount of the allowance for loan losses allocated	$ 68,895	$ 44,676
Average of impaired loans during the year	263,712	83,050
Interest income recognized during impairment	5,909	13,140
Cash-basis interest income recognized	5,886	13,140

Loans to principal officers, directors and their affiliates in 2002 were as follows.

Beginning balance	$ 1,004,092
New loans	671,792
Repayments	(106,122)
Ending balance	$ 1,569,762

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows.

	2002	2001
Leasehold improvements	$ 614,858	$ 513,920
Furniture and equipment	551,413	449,594
	1,166,271	963,514
Less accumulated depreciation	(432,114)	(308,155)
	$ 734,157	$ 655,359

NOTE 5 - PREMISES AND EQUIPMENT, NET (continued)

The Company's facility is leased under an operating lease from a member of the Board of Directors. The lease term is for ten years, with two five-year renewal options. Total rent expense for this facility was $117,521 and $112,004 in 2002 and 2001, respectively. At December 31, 2002, the total estimated future minimum rental payments under the lease are as follows:

2003	$ 120,519
2004	126,516
2005	130,644
2006	133,227
2007	135,888
Thereafter	115,133
	$ 761,927

NOTE 6 - DEPOSITS

At year-end, total interest-bearing deposits are as follows:

	2002	2001
Interest-bearing demand	$ 5,302,358	$ 3,522,690
Savings	18,594,935	19,292,558
Money market	8,880,422	10,329,106
Time under $100,000	18,376,589	6,784,442
Time $100,000 and over	10,850,784	5,264,121
	$ 62,005,088	$ 45,192,917

Deposits of $100,000 or more were $29,860,793 and $24,467,061 at year-end 2002 and 2001.

Scheduled maturities of time deposits for the next five years were as follows.

	2002
Three months or less	$ 4,383,125
Four through six months	5,032,679
Seven through twelve months	2,872,556
Thirteen through 24 months	7,054,435
25 through 36 months	5,374,268
37 through 48 months	1,305,080
49 months or greater	3,205,230
	$ 29,227,373

NOTE 6 - DEPOSITS (continued)

At December 31, 2002, the Bank had $10,098,966 in national market certificates of deposit, primarily in amounts of $99,000. As of December 31, 2001, the Bank had no national market CDs.

Deposits from principal officers, directors and their affiliates at year-end 2002 and 2001 were $2,278,000 and $957,000.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

In December 2001 the Bank borrowed $1,700,000 under a 4.28% fixed rate advance that matures June 30, 2004. In April 2003 the Bank borrowed $1,500,000 under a 4.15% fixed rate advance that matures on October 30, 2004. Interest is payable monthly, and the advances are payable at their maturity dates, with prepayment penalties for early payment. The advances are collateralized by $4,320,000 of first mortgage loans and $187,900 of FHLB stock under a blanket lien arrangement.

NOTE 8 - OTHER NON-INTEREST EXPENSE

Other expense amounts for the year were as follows:

	2002	2001
Community relations and contributions	$ 60,277	$ 38,343
Insurance	33,738	26,745
Loan expenses	26,906	32,215
Marketing and advertising	26,175	32,063
Collection/repo/OREO expenses	21,531	36,218
Telephone	21,094	16,125
Travel and entertainment	19,655	24,195
Losses on other assets	500	35,279
Other	37,183	31,482
Total	$ 247,059	$ 272,665

NOTE 9 – EMPLOYEE BENEFITS

The Bank has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 100% of their compensation subject to maximum statutory limitations. Under the Plan, the Bank is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2002, the Bank matched eligible contributions up to 50% of the first 6% of each employee's compensation, resulting in $25,416 in expense. In 2001, the Bank did not make any such contributions and no expense was recorded.

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2002	2001
Current	$ 309,946	$ 2,770
Deferred	(9,265)	145,079
Valuation allowance	--	(421,603)
Total income tax expense (benefit)	$ 300,681	$ (273,754)

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2002	2001
Income tax expense at statutory rate	$ 297,493	$ 142,249
Effect of deferred tax valuation allowance	--	(421,603)
Other, net	3,188	5,600
Total income tax expense (benefit)	$ 300,681	$ (273,754)

NOTE 10 - INCOME TAXES (continued)

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2002	2001
Deferred tax assets:		
Net operating loss carryforward	$ --	$ 64,517
Organizational costs capitalized	29,866	65,707
Bad debt deduction	318,962	224,164
Deferred loan fees	33,398	18,192
	382,226	372,580
Deferred tax liabilities:		
Accrual to cash adjustment	(65,196)	(68,454)
Depreciation	(32,295)	(30,832)
Unrealized gain on securities available for sale	(14,678)	(7,692)
Other	(5,916)	(3,740)
	(118,085)	(110,718)
Net deferred tax asset	$ 264,141	$ 261,862

A valuation allowance had been recorded to reduce the net deferred tax assets to $-0- prior to 2001. This valuation allowance was reversed in 2001 based upon the Company's determination that it was likely to realize the benefit of the deferred tax assets.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being used, total commitments do not necessarily represent future cash requirements. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

The contractual amounts of loan commitments were as follows at year-end.

	2002	2001
Commitments to extend credit (net of participated amounts)	$ 9,319,000	$ 12,190,000
Unused credit card, home equity and overdraft lines of credit	7,681,000	6,649,000
Unused commercial lines of credit	8,010,000	6,340,000
Letters of credit	357,000	210,000

Commitments to make loans are generally made for periods of one year or less. At December 31, 2002, approximately $1,153,000 of commitments had fixed rates and $24,214,000 had adjustable rates. The fixed rate loan commitments have interest rates ranging from 4.62% to 8.75% and maturities ranging from one month to five years.

The bank has the ability to borrow under various credit facilities that totaled $1,522,000 at year-end 2002.

Under an employment agreement with the Chief Executive Officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's base pay through December 31, 2005, the termination date of the agreement.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments at year-end are as follows.

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 3,926,735	$ 3,927,000	$ 2,142,993	$ 2,143,000
Securities available for sale	2,864,855	2,865,000	3,025,689	3,026,000
Loans held for sale	237,141	237,000	1,248,880	1,249,000
Loans, net of allowance	73,607,652	73,790,000	54,463,349	54,689,000
Federal Reserve Bank stock	171,100	171,000	165,600	166,000
Federal Home Loan Bank stock	187,900	188,000	96,300	96,000
Accrued interest receivable	288,368	288,000	219,076	219,000
Demand and savings deposits	(41,653,038)	(41,653,000)	(41,053,573)	(41,054,000)
Time deposits	(29,227,373)	(29,939,000)	(12,048,563)	(12,119,000)
Short-term borrowings	(59,965)	(60,000)	(132,631)	(133,000)
Federal Home Loan Bank advances	(3,200,000)	(3,207,000)	(1,700,000)	(1,717,000)
Accrued interest payable	(72,470)	(72,000)	(43,164)	(43,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank and Federal Reserve Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.

These estimates are based on management's judgment of the most appropriate factors. However, there is no assurance that, had these items been liquidated, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.

NOTE 13 - STOCK OPTIONS

The Company has a nonqualified stock option plan that provides for up to 100,000 shares of the Company's common stock to be available for grant to officers, employees, directors and others. The exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.

A summary of the activity in the plan is as follows.

	2002			2001		
	Shares	Weighted Average Exercise Price	Range of Option Price per Share	Shares	Weighted Average Exercise Price	Range of Option Price per Share
Options outstanding at beginning of year	91,012	$23.03	$20.00-$40.00	81,762	$22.81	$20.00-$40.00
Granted	0			9,250	25.00	$25.00-$25.00
Exercised	0			0		
Forfeited	(100)			0		
Options outstanding at end of year	90,912	$23.03	$20.00-$40.00	91,012	$23.03	$20.00-$40.00
Remaining shares available for grant at year-end	9,088			8,988		
Options exercisable at year-end	64,724			52,287		
Weighted-average fair value of options granted during the year				$7.24		

NOTE 13 - STOCK OPTIONS (continued)

Options outstanding at year-end 2002 were as follows.

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$20.00-$24.99	72,044	6.6	52,794	$20.72
$25.00-$29.99	9,250	8.2	2,312	25.00
$30.00-$39.99	6,412	5.8	6,412	34.00
$40.00	3,206	5.8	3,206	40.00
Outstanding at year-end	90,912	6.7	64,724	$23.14

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, the Bank was prohibited from paying dividends to the Company for a period of three years after inception without prior written non-objection by the Federal Reserve Bank. The Bank does not expect to pay dividends to the Company in the foreseeable future.

Banks and bank holding companies are subject to regulatory capital requirement administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

The Bank's actual and required capital amounts and ratios at year-end are presented below.

($ thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
2002	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$ 8,689	11.7%	$ 5,922	8.0%	$ 7,403	10.0%
Tier 1 (Core) Capital to risk-weighted assets	6,262	8.5%	2,961	4.0%	4,442	6.0%
Tier 1 (core) capital to average assets	6,262	7.6%	3,283	4.0%	4,104	5.0%
2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$ 7,919	12.3%	$ 5,133	8.0%	$ 6,416	10.0%
Tier 1 (Core) Capital to risk-weighted assets	5,664	8.8%	2,566	4.0%	3,850	6.0%
Tier 1 (core) capital to Average assets	5,664	9.2%	2,471	4.0%	3,089	5.0%

At year-end 2002 and 2001, the Bank was categorized as well-capitalized.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows.

CONDENSED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 147,022	$ 126,330
Investment in bank subsidiary	6,290,353	5,702,455
Subordinated debt due from bank	1,500,000	1,500,000
Other assets	65,907	99,492
Total assets	$ 8,003,282	$ 7,428,277
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ (2,218)	$ 10,636
Shareholders' equity	8,005,500	7,417,641
Total Liabilities and shareholder's equity	$ 8,003,282	$ 7,428,277

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Interest income	$ 25,140	$ 58,541
Operating expenses	25,199	39,800
Income (loss) before income tax and undistributed income of subsidiary	(59)	18,741
Income tax benefit	20	93,120
Equity in undistributed income of subsidiary	574,337	580,272
Net income	$ 574,298	$ 692,133

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 574,298	$ 692,133
Equity in undistributed income of subsidiary	(574,337)	(580,272)
Change in other assets and liabilities	20,731	(88,856)
Net cash from operating activities	20,692	23,005
Cash flows from financing activities		
Subordinated debt issued to subsidiary	--	(1,500,000)
Net cash from financing activities	--	(1,500,000)
Change in cash and cash equivalents	20,692	(1,476,995)
Cash and cash equivalents at beginning of year	126,330	1,603,325
Cash and cash equivalents at end of year	$ 147,022	$ 126,330

NOTE 16 -EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under stock options. In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method.

NOTE 16 -EARNINGS PER SHARE (continued)

The factors used in the earnings per share computation follow.

	2002	2001
Basic		
Net income	$ 574,298	$ 692,133
Weighted average common shares outstanding	388,052	388,052
Basic earnings per common share	$ 1.48	$ 1.78
Diluted		
Net income	$ 574,298	$ 692,133
Weighted average common shares outstanding for basic earnings per common share	388,052	388,052
Add: Dilutive effects of assumed exercises of stock options	9,291	7,530
Average shares and dilutive potential common shares	397,343	395,582
Diluted earnings per common share	$ 1.45	$ 1.75

Stock options for 9,618 shares of common stock were not considered in computing diluted earnings per common share for both 2002 and 2001 because they were antidilutive.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2002 and 2001, and for the Years ended December 31, 2002 and 2001

($000's except per share data)	2002	2001
Balance Sheet Data:		
Total assets	$ 82,376	$ 62,455
Securities available for sale	2,865	3,026
Total loans	74,650	55,218
Allowance for loan losses	1,042	755
Total deposits	70,880	53,102
Shareholders' equity	8,006	7,418
Income Statement Data:		
Total interest income	$ 4,629	$ 4,203
Total interest expense	1,469	1,813
Net interest income	3,160	2,390
Provision for loan losses	297	337
Net interest income after provision for loan losses	2,863	2,053
Noninterest income	246	216
Noninterest expense	2,234	1,851
Income before income tax	875	418
Income tax expense (benefit)	301	(274)
Net income	$ 574	$ 692
Per Share Data:		
Basic income per common share	$ 1.48	$ 1.78*
Diluted income per common share	1.45	1.75*
Book value per share at year-end	20.63	19.12
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	388,052	388,052
Average shares used in diluted income per share calculations	397,343	395,582
Operating Ratios:		
Total loans to total deposits	105.32%	103.98%
Total shareholders' equity to total assets	9.72%	11.88%
Average shareholders' equity to average assets	10.12 %	12.31%
Return on average equity	7.47 %	9.76%*
Return on average assets	0.76 %	1.20%*
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.40%	1.37%
Average assets	$75,953	$ 57,585
Average shareholders' equity	7,687	7,091

*The per-share effect of recognizing the deferred tax asset of $421,603 was $1.09 basic and $1.07 diluted. ROE would have been 3.80% while ROA would have been 0.47% excluding the tax benefit recognized in 2001.

WESTERN RESERVE BANCORP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 2002 and 2001. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Western Reserve Bancorp, Inc. (the Company) was incorporated under the laws of the State of Ohio on February 25, 1997. During 1997 and the first ten months of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank) and preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20.00 per share in the Offering. Net proceeds from the initial Offering were $6,368,499. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on November 6, 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock in an intra-state offering. The Offering resulted in proceeds, net of offering costs, of $1,577,000.

FINANCIAL CONDITION

Total assets at December 31, 2002, were $82,376,388, an increase of $19,921,539, or 31.9% over 2001 year-end assets of $62,454,849.

The primary reason for the increase in total assets was strong loan demand, which resulted in significant loan growth throughout 2002. The increase in total assets was funded primarily by the continuing growth of new deposit accounts, as well as by obtaining national market certificates of deposit and an additional advance from the Federal Home Loan Bank (FHLB).

During 2002, cash and cash equivalents increased to $3,926,735 from $2,142,993. This increase is a result of the bank obtaining additional deposits and FHLB advances, and provides additional liquidity.

LOANS

Total loans grew $19,431,933 in 2002, compared to growth of $16,642,409 in 2001. Total loans were $74,649,961 at December 31, 2002, compared to $55,218,028 at December 31, 2001. While the Bank makes all types of loans to businesses and consumers, its primary area of lending is commercial loans to small businesses in the bank's market area. The net growth in the loan portfolio during 2002 was comprised of $19,110,258 in commercial loans and $1,758,666 in home equity loans. Residential mortgage and construction, consumer installment and credit card loans decreased a total of $1,436,991 during 2002, primarily due to refinancings and the low-interest loans offered by the automobile companies.

The commercial loan growth consisted of approximately $14,210,000 in commercial real estate loans, $448,000 in short-term commercial construction loans, $2,055,000 in commercial lines of credit, $1,440,000 in other commercial loans to businesses, $1,231,000 in loan participations purchased from other financial institutions, and $215,000 in SBA guaranteed loans. During 2002, commercial dealer-owned leases decreased $524,000 due to repayments and the bank's decision to de-emphasize that type of lending.

Of the total loans at December 31, 2002, approximately $66,588,000 or 89.2% are at a variable rate of interest, and $8,062,000 or 10.8% are fixed rate. Of the total loans, $40,644,000, or 54.4% mature or are able to be repriced within twelve months. Just $1,109,000, or 1.5% of total loans mature or reprice in more than five years.

At December 31, 2002 and 2001, the Bank's loan-to-deposit ratio was 105.3% and 104.0%, respectively, and the loan-to-asset ratio was 90.6% and 88.4% at year-end 2002 and 2001. Management expects loan demand to remain strong, especially in the commercial loan segment, and anticipates the loan-to-deposit ratio to remain in the range of approximately 100%-105% and the loan-to-assets ratio to be between 85% and 95% during the coming year.

During 2002 and 2001, respectively, the bank originated approximately $10,286,000 and $13,526,000 and sold approximately $11,938,000 and $12,569,000 of fixed rate first mortgage loans, including the related loan servicing. Mortgage loans held for sale amounted to $237,141 at December 31, 2002, compared to $1,248,880 at the same date in 2001.

DEPOSITS

Total deposits increased to $70,880,411 at December 31, 2002, and increase of $17,778,305, or 33.5% compared to $53,102,136 at December 31, 2001. At year-end 2002, $8,875,323, or 12.5% of the bank's total deposits are in noninterest bearing demand deposit accounts, and $5,302,358, or 7.5% are in interest-bearing NOW accounts. Variable-rate savings and money market accounts (known as market rate savings accounts) total $27,475,357, or 38.8% of the bank's total deposits. Certificates of deposit total $26,114,564, or 36.8% of total deposits, and individual retirement arrangements (IRAs) were $3,112,809, or 4.4% of total deposits. Included in the time deposits total is $2,600,000 in six month public fund CDs maturing in March through June of 2003, at a weighted average rate of 1.46%. Management plans to replace these CDs with similar instruments as they mature.

The majority of the Bank's total deposits continue to be in market rate savings accounts. This product is a liquid savings account that offers tiered variable rates which, at balances of $15,000 or more, are indexed to a national money-market average, plus five to fifteen basis points. The weighted average cost of all market rate savings accounts was 1.43% in 2002, compared to 3.75% in 2001. At December 31, 2002, the weighted average cost of these accounts was 1.08%. During 2002, market rate savings account balances decreased $2,146,307, primarily due to customers seeking higher rates by moving funds into longer-term certificates of deposits. Deposits of $100,000 or more totaled $29,860,793 or 42.1% of total deposits at December 31, 2002. This mix of deposits reflects management's strategy to build multiple relationships with each customer, and to minimize the bank's reliance on time deposits.

Management expects deposits to continue to grow, but at a slower rate, during 2003 as the bank continues to attract new customers. During 2002, management actively sought longer-term CD funding (with three to five year maturities) in order to match-fund certain commercial real estate loans with fixed rates for up to three years. This strategy has the effect of minimizing interest rate risk and has allowed the bank to take advantage of the historically low interest rates. By December 31, 2002, the bank had obtained $10,098,966 in national market CDs, primarily in increments of $99,000, with terms ranging from two to five years, and rates ranging from 2.40% to 5.25%. As of year-end, the weighted average rate of these CDs was 4.08%, and the weighted average remaining maturity was 23.4 months.

The Bank obtained additional funding through the Federal Home Loan Bank. As of December 31, 2002 and 2001, the Bank had borrowed $3,200,000 and $1,700,000 respectively, from the FHLB.

RESULTS OF OPERATIONS

Consolidated net income was $574,298 in 2002, compared to $692,133 in 2001. Income before income taxes was $874,979 in 2002, compared to $418,379 the prior year. The primary reason for the increase in income before income taxes in 2002 was the steady increase in net interest income due to both growth in the Bank's loan portfolio and lower interest rates paid on deposits. This effect was partially offset by lower yields on loans and other interest-earning assets, as well as the increase in interest-bearing deposits.

Income taxes significantly impact comparisons between 2002 and 2001. Until May 2001, the income tax benefit from the net operating losses in 1998 and 1999 had not been reflected in the consolidated financial statements, and a valuation allowance had been recorded to reduce the net deferred tax asset to $0. In May 2001, management determined it was more likely than not that the income tax benefit would be able to be used, so the valuation allowance was reduced and a tax benefit of $421,603 was recognized. At that point, the Company began reflecting normal income tax expense in its income statement. The effect of eliminating the valuation allowance was the recognition of a tax benefit of $421,603. Current year income tax expense recorded during 2001 was $147,849, which resulted in the net income tax benefit of $273,754. During 2002, current year income tax expense of $300,681 was recorded.

Basic and diluted income per common share were $1.48 and $1.45, respectively, in 2002, compared to $1.78 and $1.75 in 2001. The per-share effect of recognizing the deferred tax asset of $421,603 in 2001 was $1.09 basic and $1.07 diluted. Without this benefit, 2001 basic and diluted earnings per share would have been $0.69 and $0.68.

No dividends were paid in 2002 or 2001.

NET INTEREST INCOME

Net interest income for 2002 was $3,159,910, an increase of $770,222, or 32.2% compared with $2,389,688 in 2001. The increase was due primarily to continued growth in the Bank's loan portfolio in 2002, which was funded primarily by deposit growth.

The average net interest margin for 2002 was down slightly to 4.28%, from 2001 when the net interest margin was 4.31%. The net interest margin in 2002 has been impacted by the Bank's strategy to obtain longer-term funding. (See the discussion of "Interest Rate Sensitivity" later in this section.) These funds provided additional liquidity but had a negative effect on the net interest margin in that excess funds were invested in lower-yielding Federal funds sold until they could be deployed in higher-yielding loans.

The average yield on interest earning assets in 2002 was 6.27%, compared to 7.58% in 2001. During 2002, loans yielded 6.61%, compared to 8.12% in 2001. This included loan fees of $102,936 in 2002 and $61,132 in 2001, which contributed 0.14% and 0.11%, respectively, to the net interest margin. The yield on earning assets, including loans, decreased significantly throughout 2001 and 2002.

The cost of interest-bearing funds was fairly stable during 2002, at 2.47% on average. This was down significantly from the 4.13% average during 2001. Management expects that the cost of funds will increase during 2003 as management continues to seek longer-term deposits to match the maturities of deposits with loans, thus minimizing interest rate risk. See the section entitled "Interest Rate Sensitivity/GAP" for additional discussion.

The above changes in yields and rates reflect the effects the Federal Reserve Bank's actions of eleven interest rate decreases throughout 2001 that totaled 4.75%, plus 0.50% in November of 2002 and the corresponding decreases in the prime rate and deposit rates.

NONINTEREST INCOME

Total noninterest income was $246,550, compared with $216,536 in 2001. The primary source of this income is the origination and sale of long-term fixed rate mortgages. Gains on sales of mortgage loans of $99,775 in 2002 versus $92,067 in 2001, were recorded. The Bank sells these mortgages and the related servicing, which helps minimize the interest rate risk that would be associated with keeping long-term mortgages in the Bank's loan portfolio. The Bank has originated and sold significant volumes of mortgage loans during the past two years due to the lower interest rate environment. Management expects this volume to decrease slightly, as a significant proportion of mortgage-holders have already refinanced their mortgages, and any increase in rates would likely cause the volume to slow.

Service charges on deposits totaled $86,707 in 2002 and $74,428 in 2001. The increase was due to increases in the number of checking accounts, as well as an increase in certain fees in the second quarter of 2002. However, a significant number of the Bank's customers keep balances in their deposit accounts sufficient to offset or waive many of the routine service charges.

The largest components of "other" noninterest income are fee income from the Bank's credit card and ATM programs, the rental of safe deposit boxes, and the sales of checks to depositors. Management expects that noninterest income will continue to increase as the bank increases in size and continues to increase the number of customers served.

NONINTEREST EXPENSE

Total noninterest expense in 2002 was $2,234,477, an increase of $383,813, or 20.7% over the $1,850,664 in 2001. Major components of this increase include salaries and employee benefits (which increased $303,266, or 33.5%, in 2002 when compared to 2001), the cost of premises and equipment (an increase of $55,581, or 18.9% over the prior year) and data processing (a $26,602, or 16.0% increase). During 2002, the bank experienced significant growth in the lending area. The Bank hired additional lending staff during 2001 and 2002, including a Credit Manager, two Vice Presidents of Commercial Lending and a Loan Administrator. Also, in the second quarter of 2002, the bank leased approximately 2,080 square feet of additional space in the building adjoining its headquarters, and the commercial lending group moved into that space in April. Management expects other expenses will continue to increase moderately, but overhead costs as a percentage of both interest income and total assets will continue to decrease.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained by management at a level considered adequate to cover probable incurred credit losses in the bank's loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of historic loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Bank. Other factors considered by management include the composition of the loan portfolio, current and anticipated economic conditions, the creditworthiness of the Bank's borrowers and other related factors. The provision for probable loan losses was $297,004 in 2002, compared with $337,181 in 2001. The decrease in 2002 in the provision for loan losses is due primarily to net charge-offs during 2001 totaling $96,611, compared to $9,374 in 2002. At December 31, 2002, the allowance for loan losses was 1.40% of total loans, compared to 1.37% at year-end 2001. Management allocated approximately 86.8% of the total allowance to commercial loans, 4.0% to residential mortgage and home equity loans and 2.8% to consumer and credit card loans to individuals. At December 31, 2002, $68,895, or 6.6% of the allowance for loan losses was allocated to impaired loan balances. At December 31, 2002, four loans totaling $340,776 were in nonaccrual status, compared to six loans totaling $408,531 at year-end 2001. $198,796 of the nonaccrual loans at year-end 2002 are guaranteed by the Small Business Administration. There were no other loans more than 90 days delinquent. Management believes the allowance for loan losses at December 31, 2002, is adequate to absorb probable losses in the loan portfolio.

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main source of cash flow is receiving deposits from customers and, to a lesser extent, repayment of loan principal and the interest on loans and investments. The primary uses of cash are lending to the Bank's borrowers and, secondarily investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale investment securities. These assets are commonly referred to as liquid assets. Liquid assets were $7,028,731 at December 31, 2002, compared to $6,417,562 at the same date in 2001.

In the first half of 2002, as loan demand outpaced local deposit growth, the Bank utilized other sources of funding, including national market CDs and Federal Home Loan Bank advances (as previously discussed).

If additional liquidity is needed, the bank has several possible sources, including the sale of securities from the securities portfolio, the sale of loans, purchasing federal funds, obtaining additional Federal Home Loan Bank advances, acquiring national market CDs or brokered deposits, and using surety bonds to secure public deposits. The Bank also can borrow under lines of credit. At December 31, 2002, these credit facilities aggregated approximately $1,522,000.

INTEREST RATE SENSITIVITY/GAP

One of management's objectives in managing the Bank's balance sheet for interest rate sensitivity is to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of its interest rate sensitive assets with interest rate sensitive liabilities. During 2001, interest rates decreased rapidly and significantly, with 11 interest rate decreases totaling 475 basis points during the year. Additionally, there was another 50 basis point rate cut in November 2002. To the extent that the Bank's interest sensitive liabilities, primarily market rate savings accounts, repriced more quickly than interest sensitive loans, the Bank's interest margin was positively affected.

At year-end 2002, approximately 55.5% of the interest-bearing assets on the Bank's balance sheet mature or reprice in one year or less. The bank currently has $1,108,534 in fixed rate loans with a maturity greater than five years. Nearly all of the interest-bearing liabilities are variable-rate core deposits. As of December 31, 2002, the Bank has approximately $44,355,000 of assets and $45,126,000 of liabilities that mature or are able to reprice in one year.

Management continues to believe that, as of year-end 2002, interest rates are at or near their low point, and thus the Bank is looking to lock in those lower rates on the funding side of the balance sheet with longer-term CDs and Federal Home Loan Bank advances. On December 31, 2001, the Bank obtained a $1,700,000 fixed-rate advance from the Federal Home Loan Bank. This advance matures on June 30, 2004, and has an interest rate of 4.28%. On April 30, 2002, the Bank obtained a second fixed-rate advance of $1,500,000, with a term of 30 months, maturing on October 29, 2004, with an interest rate of 4.15%

During 2002, management actively sought longer-term CD funding (with three to five year maturities) in order to match-fund certain commercial real estate loans with fixed rates for up to three years. This strategy has the effect of minimizing interest rate risk and has allowed the bank to take advantage of the historically low interest rates. See the section entitled "Deposits" for additional discussion.

CAPITAL RESOURCES

Total shareholders' equity at December 31, 2002 was $8,005,500, compared to $7,417,641 at December 31, 2001. The increase of $587,859 was the result of the net income for 2002 of $574,298 and an increase of $13,561 in the net unrealized gains on available for sale securities.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 14 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2002 and 2001, and was considered to be well-capitalized under the regulatory guidelines.

As the Bank continues to grow, management expects its risk-based capital ratios to continue to decrease. The Company is evaluating the growth trends and alternative mechanisms for supporting that growth, which could include selling more stock, issuing trust preferred securities, or borrowing. Management also continues to evaluate selected growth opportunities, which could include branching. However, any such decision would require that the opportunity meet strict criteria for potential growth and profitability.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 14. No cash or other dividends were declared or paid during the periods ended December 31, 2002 and 2001, and management does not expect the Bank or the Company to pay cash dividends in the foreseeable future.

As of December 31, 2002, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

BOARD OF DIRECTORS [1]

P.M. Jones, Chairman	Lease Marketing Consultant and President, Leasing Times, Inc. Medina, Ohio
Edward J. McKeon	President and Chief Executive Officer Western Reserve Bancorp, Inc. and Western Reserve Bank Medina, Ohio
Roland H. Bauer	President and Chief Operating Officer The Cypress Companies Akron, Ohio
Bijay K. Jayaswal, M.D.	Physician, Internal Medicine and Cardiology Medina, Ohio
Ray E. Laribee	Attorney Laribee, Hertrick and Kray Medina, Ohio
C. Richard Lynham	President and Owner Harbor Castings, Inc. North Canton, Ohio
R. Hal Nichols	Chairman and Director Austin Associates, LLC Toledo, Ohio
Rory H. O'Neil	President Quetzal Corp. Westfield Center, Ohio
Michael R. Rose	President Washington Properties, Inc. Medina, Ohio
Glenn M. Smith	Retired President Smith Bros., Inc. Medina, Ohio
Thomas A. Tubbs	C.E.O. The Tubbs Group Akron, Ohio

[1] All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank

EXECUTIVE OFFICERS-WESTERN RESERVE BANCORP, INC.

P.M. Jones, Chairman of the Board
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary, Treasurer

EXECUTIVE OFFICERS-WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President, Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer, Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (800) 633-4622

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's 2002 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 23, 2003, at 9:00 a.m. at Fox Meadows Country Club (Weymouth Ballroom), 3946 Weymouth Road (Route 3), Medina, Ohio 44256. *Please note the new location.*